LAW OFFICES OF
ERIC P. LITTMAN, P.A.
7695 S.W. 104TH STREET
OFFICES AT PINECREST
SUITE 210
MIAMI, FLORIDA 33156

MARK J. BRYN		TELEPHONE: (305) 663-3333
OF COUNSEL	July 31, 2012	FACSIMILE: (305) 668-0003
E-MAIL: ELITTMAN@AOL.COM

SENT VIA EMAIL: collinska@sec,gov

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N, E.
Washington, DC 20549

Re:	Medical Makeover Corporation of America
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No, 000-30621

Dear Kathy:

This will confirm that Medical Makeover Corporation of America will file an amended 10-K in accordance with your July 20, 2012 correspondence.

Please contact me if you have any questions.

Very truly yours,

/s/ Eric P. Littman
Eric P. Littman
EPL/ica

cc: Medical Makeover Corporation of America

Medical Makeover Corporation of America
2101 Vista Parkway
West Palm Beach, FL 33411

July 31, 2012

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Medical Makeover Corporation of America.
SEC File No.: 000-30621

Dear Ms. Collins:

On behalf of Medical Makeover Corporation of America and as President of the Company, please be advised that we hereby acknowledged that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/S/ Ramon Pagon
Ramon Pagan,
President